We Save Homes, Inc.
2300 East Katella Ave., Suite 300
Anaheim, CA 92806

June 11, 2010

VIA EDGAR

Larry Spirgel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

Re:           We Save Homes, Inc.
Item 4.01 of Form 8-K
Filed on May 17, 2010
File No. 0-52996

Dear Mr. Spirgel:

This letter is being furnished as a response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated May 25, 2010, regarding Item 4.01 of Form 8-K as filed on behalf of We Save Homes, Inc. (the “Company”) on May 17, 2010.

The response set forth below refers to the Item 4.01 of Form 8-K as filed herewith.

The Form 8-K has been amended to include the letter from Kabani & Company, Inc. pursuant to Item 304(a)(1)(ii) of Regulation S-K

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned and James Vandeberg of the Vandeberg Law Group, PLLC, at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Form 8-K/A filed on June 11, 2010.  Thank you.

Sincerely,
We Save Homes, Inc.

/s/ Robert Schaefers
Robert Schaefers
President